02025336

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

P.E.
3/1/02

RECEIVED
MAR 2 1 2002
365

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL P

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant's name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

On March 19, 2002, the Registrant issued the Press Release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By: ______________________
Hanan Eiboshitz
Chief Financial Officer

Dated: March 20, 2002

To: DAVID SCHAPIRO - YIGAL ARNON
Fax: 03-6087714

FOR IMMEDIATE RELEASE

ELBIT VISION SYSTEMS ANNOUNCES
2001 FOURTH QUARTER AND YEAR-END FINANCIAL RESULTS
AND AN ADDITIONAL INVESTMENT IN THE COMPANY BY NIR ALON

Yoqneam, Israel, -March 19, 2002 - Elbit Vision Systems Limited (Nasdaq:EVSN) ("EVS") today announced financial results for the year and quarter ended Dec. 31, 2001.

Net sales for the year ended December 31, 2001 were $9.4 million against $8.9 million for 2000. The net loss for the year ended December 31, 2001 was ($1.3 million), with a loss of ($0.13) per diluted share, As compared to net loss from continuing operations, of ($5.7 million), or ($0.66) per diluted share in 2000.

Net sales for the fourth quarter of 2001 totaled $2.7 million as compared with $2.0 million, $2.2 million and $2.5 million in the first, second and third quarters of 2001 respectively, and compared with $3.2 million reported in the same period of 2000. The Company achieved net profit of $0.05 million , or $0.003 per share in the fourth quarter of 2001 against net loss of ($0.5 million), or ($0.06) per share, for the same period in 2000, and continued its run of consecutive quarters for 2001 showing quarter after quarter reduction in net losses.

Nir Alon, the Company's controlling shareholder, has agreed to purchase an additional 1.5M Ordinary Shares of the Company in March 2004, conditional upon the Company achieving certain financial milestones. The price of the shares will vary according to the achievement of certain agreed upon financial milestones. This agreement remains subject to certain third party approvals, including that of the Company's shareholders. Additionally, and pursuant to the agreement entered into between Mr. Alon and the Company in February 2001 (as amended in March 2002), Mr. Alon will invest an additional $1.5M in the Company in consideration for 1.5M ordinary shares of the Company, by way of nine equal monthly installments commencing March 31, 2002.

President and Chief Executive Officer Ofer Yuval commented, "In year 2000 the company formulated a 3-year plan to recover and improve its financial situation. We are pleased with 2001 financial results, which have exceeded our expectations. In 2001 we continued the trend of forming a more viable and sustainable business for EVS for the benefit of EVS' customers, shareholders and employees."

Mr. Nir Alon, Chairman of the Board of Directors, expressed his satisfaction with the results of the Company, saying: "I am delighted to continue showing my on-going long-term support and confidence in the Company. The success of the Company has more than justified my original decision a year ago to invest."

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company's systems, marketed under the brand I-TEX™ and PRINTEX™, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

Contact:

Ofer Yuval – President and CEO, Elbit Vision System Ltd., ofer_yuval@evs.co.il 972-4-993-6418

Hanan Eiboshitz –VP Finance and CFO, Elbit Vision Systems Ltd., eiboshitz@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company's business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings

ELBIT VISION SYSTEMS LTD.

STATEMENTS OF OPERATIONS
(thousands, except per share data)

	For the three months ended December 31, (Unudited)		For the twelve months ended December 31, (Audited)	
	2001 U.S. $	2000 U.S. $	2001 U.S. $	2000 U.S. $
NET SALES	2,723	3,185	9,373	8,875
COST OF SALES	1,790	2,730	6,930	9,562
GROSS PROFIT (LOSS)	933	454	2,443	(687)
R&D EXPENSES, NET	311	421	1,405	1,620
M&S EXPENSES, NET	425	294	1,568	1,699
G&A EXPENSES	231	384	886	1,411
OPERATING INCOME (LOSS)	(34)	(645)	(1,416)	(5,417)
FINANCE EXPENSES (INCOME), NET	(65)	(28)	(89)	(50)
OTHER EXPENSE (INCOME)	(6)	(17)	(20)	310
NET INCOME (LOSS) BEFORE TAXES	37	(600)	(1,307)	(5,677)
TAXES ON INCOME	1	(69)	6	38
NET INCOME (LOSS) from continuing operations	36	(531)	(1,313)	(5,715)
ACCUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET	--	--	--	(2,625)
NET INCOME (LOSS)	36	(531)	(1,313)	(8,340)
NET (LOSS) PER SHARE from operation basic and diluted	(0.003)	(0.06)	(0.13)	(0.66)
NET (LOSS) PER SHARE from change in accounting principle	--	--	--	(0.30)
NET INCOME(LOSS) PER SHARE	(0.003)	(0.06)	(0.13)	(0.96)
Weighted average number of shares	10,167	8,667	9,817	8,667

ELBIT VISION SYSTEMS LTD.

CONDENSED BALANCE SHEETS
(thousands)

	December 31, 2001 (Audited) U.S.$	December 31, 2000 (Audited) U.S.$
ASSETS		
CURRENT ASSETS:		
Cash and Cash Equivalents	1,614	1,663
Marketable Securities	812	--
Trade Receivable, net	1,168	1,370
Other Receivables	251	493
Inventories net of advances	3,284	3,694(*)
TOTAL CURRENT ASSETS	7,129	7,220
LONG-TERM RECEIVABLES	598	751
FIXED ASSETS, NET	745	1,051
TOTAL ASSETS	8,472	9,022
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-Term debt	--	73
Related party	276	456(*)
Trade Payables	273	627(*)
Accrued Expenses and Other	3,017	3,144(*)
Customer Deposits	1,050	1,110(*)
TOTAL CURRENT LIABILITIES	4,616	5,410
TOTAL LONG-TERM LIABILITIES	746	602
TOTAL SHAREHOLDERS' EQUITY	3,110	3,010
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	8,472	9,022

(*) Reclassified